Exhibit 99.1

Central GoldTrust files Trustees’ Circular and recommends that Unitholders REJECT the

Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer

June 9, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) announced today that it has filed its Trustees’ Circular (the “Circular”) in response to the offer by Sprott Asset Management Gold Bid LP (the “Offeror”) to acquire all of the outstanding Units of GoldTrust (the “Sprott Offer”). The Offeror is an affiliate of Sprott Asset Management LP and Sprott Inc. (collectively, “Sprott”). Sprott is offering to acquire all of the outstanding Units of GoldTrust in exchange for units of Sprott Physical Gold Trust ("Sprott PHYS") on a net asset value (“NAV”) for NAV basis, with the actual values to be finalized on the expiry date of the Sprott Offer, being July 6, 2015 (unless extended or withdrawn).

GoldTrust Unitholders are urged to read and carefully consider the contents of the Circular. The Circular is being mailed to Unitholders and can also be accessed from GoldTrust’s website, www.gold-trust.com, www.goldtrust.ca, and will be available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

“After a thorough review of the Sprott Offer, and following the receipt of advice from its financial, tax and legal advisors, and the UNANIMOUS recommendation of the members of the Special Committee of Independent Trustees, the Board of Trustees of GoldTrust reached the conclusion that the Sprott Offer is opportunistic and not in the best interests of GoldTrust and its Unitholders. Accordingly, the Board of Trustees recommends that Unitholders REJECT the Sprott Offer, TAKE NO ACTION with respect to the Sprott Offer, and DO NOT TENDER their Units to the Offer”, said Bruce Heagle, Chair of the Special Committee.

In arriving at its recommendation, the Board of Trustees considered, among other things, the following significant factors, details of which can be found in the “Reasons for Rejecting the Sprott Offer” section of the Circular filed today:

1.	Sprott is not offering ANY meaningful premium and the ultimate price Unitholders would receive is unclear

The Sprott Offer appears opportunistic, and solely based on the current difference in trading prices relative to NAV of GoldTrust Units and Sprott PHYS units, a difference which is small and a result of the current bear market for gold. GoldTrust Units have traded at significant premiums to NAV in strong gold markets and have outperformed Sprott PHYS units in such markets. The Trustees believe the long-term outlook for gold is positive, and positive gold markets in the past have yielded significant improvement in the trading value of Units relative to their NAV.

In addition, the Sprott Offer provides no certainty of value for GoldTrust Unitholders, as it is based on a future NAV for NAV exchange ratio to be determined on the expiry date of the Sprott Offer. In the past, Sprott PHYS units have traded at discounts of up to 4.2% of NAV. Under the Sprott Offer, Unitholders would receive Sprott PHYS units on closing – if these units are trading at a discount to their NAV, any value purported to be "unlocked" by the Sprott Offer could be materially reduced or eliminated.

2.	GoldTrust Unitholders recently overwhelmingly rejected the adoption of a physical redemption feature, a material feature of the Sprott Offer

Sprott PHYS has a physical bullion redemption feature, available only to investors with very large holdings, which Sprott believes limits trading discounts to NAV. Such a physical redemption feature would potentially expose certain non-redeeming U.S. Unitholders to increased future tax liability and effectively reduce leverage to rising gold prices. Sprott PHYS' physical redemption feature is substantially the same as the one that Polar Securities proposed that GoldTrust adopt – a proposal that was overwhelmingly rejected by over 80% of votes cast (excluding Polar) at GoldTrust’s Annual and Special Meeting of Unitholders held just last month.

3.	Sprott PHYS charges investors significantly higher fees than GoldTrust, which will erode NAV over time and materially reduce the purported "unlocked" value of the Sprott Offer

Sprott PHYS' annual expense ratio is over 40% higher than GoldTrust’s, and includes a fixed management expense ratio, whereas GoldTrust’s is based on a sliding scale which passes on the benefits of asset growth to Unitholders. On a present value basis, the increase in fees relating to the Sprott Offer is equivalent to approximately US$28[1] million in lost value for GoldTrust Unitholders, or approximately 3.4% of GoldTrust’s current total NAV.

[1] Based on a 5% discount rate, in perpetuity.

4.	Sprott PHYS' physical redemption feature may result in increased tax liability for certain non-redeeming U.S. Unitholders

If the Sprott Offer is successful, Sprott PHYS' physical redemption feature would expose certain non-redeeming U.S. Unitholders to potentially increased ongoing future tax liabilities if Sprott PHYS delivers gold to satisfy a physical redemption request from a unitholder and the price of gold exceeds Sprott PHYS' undisclosed Canadian dollar cost base for its gold holdings. As a result, , if any Unitholder elects to redeem when gold prices exceed the Canadian dollar cost base of Sprott PHYS’ gold bullion certain non-redeeming U.S. Unitholders could incur tax liabilities even though they took no action themselves. These potential tax liabilities would increase if the gold price were to increase in Canadian dollar terms due to either a decrease in the Canadian/U.S. dollar exchange rate or increases in gold prices.

5.	Sprott PHYS provides investors with almost no voting or other governance rights

GoldTrust is overseen by a Unitholder-elected, majority independent (6 of 7) Board of Trustees and offers a Unitholder-friendly governance structure. In stark contrast to GoldTrust, Sprott PHYS offers its investors virtually no voting or other governance rights. Sprott PHYS does not have an elected Board, does not hold annual meetings, requires minimum holdings of 50% of NAV to requisition a meeting and does not allow unitholders to elect Sprott PHYS' manager. If the Sprott Offer were successful, Sprott PHYS' limited governance rights would represent a complete deviation from GoldTrust’s best-in-class governance structure.

6.	Sprott PHYS offers less bullion security and safeguards than GoldTrust

GoldTrust stores its bullion on an unencumbered, fully allocated and physically segregated basis in an underground Level 3 (the highest security rating possible) Canadian chartered bank vault. Sprott PHYS does not offer the same high level of bullion safeguards as GoldTrust. GoldTrust’s industry-leading bullion safeguards are very important to many of GoldTrust’s long-term Unitholders.

7.	Sprott has a very poor track record of managing investor capital and the effectiveness of their marketing platform is questionable

Sprott manages a large number of investment funds with a demonstrated track record of poor performance. As a manager of investor capital, Sprott has lost over $1 billion of investor capital while at the same time receiving hundreds of millions in management fees from these same investors. Based on Sprott’s track record, which is summarized in the Circular, the Trustees believe that Sprott is not well suited to steward Unitholders’ capital.

Sprott advertises its superior marketing platform as a key benefit of the Sprott Offer to GoldTrust Unitholders. In fact, Sprott PHYS has faced significant redemptions from investors, with over 20% of Sprott PHYS' units having been redeemed in the past two years, resulting in a higher expense ratio for its non-redeeming, long-term investors.

8.	The Exchange Offer Election and Merger Transaction may not qualify as a tax-deferred reorganization and, as a result, may be a fully taxable transaction for all U.S. Unitholders

Sprott states in the circular accompanying the Sprott Offer that "[b]ecause the determination of whether the exchange pursuant to the Exchange Offer Election and the Merger Transaction qualifies as a Reorganization [under Section 368 of the Code] depends on the resolution of complex issues and facts, some of which will not be known until the completion of the Offer and the Merger Transaction, there can be no assurance that the exchange pursuant to the Exchange Offer Election and the Merger Transaction will qualify as a Reorganization".

9.	The Sprott Offer has been structured to bypass traditional statutory securityholder protections

One of the key conditions to the Sprott Offer is the passing of a special resolution, using the powers of attorney granted by tendering Unitholders making the Merger Election, that would amend GoldTrust’s Amended and Restated Declaration of Trust to lower the threshold required to be achieved by a bidder in order to effect a compulsory acquisition or redemption of remaining Units, from 90% to 66⅔%. The Amended and Restated Declaration of Trust originally set the threshold at 90% to track the parallel requirements in corporate law designed to protect minority securityholders and their dissent rights. Sprott would lower this traditional threshold in order to be able to compel full completion of the Merger Transaction, having only obtained tenders from 66⅔%, in a single step.

Ian McAvity, Lead Independent Trustee commented: “The Trustees understand that the unusually elevated discounts to NAV at which GoldTrust Units have recently traded are of concern to investors; however, Sprott’s opportunistic offer is not the solution. We are actively considering a number of potential measures, including possible amendments to the existing cash redemption feature of GoldTrust, which could potentially reduce future trading price discounts to NAV. Among the factors guiding the Trustees' analysis of such measures are the accessibility of any amended features to all Unitholders, the necessity that any such measures be accretive to non-redeeming Unitholders and the potential tax liabilities to Unitholders in connection therewith.”

Bruce Heagle added: “The Sprott Offer essentially asks Unitholders to accept materially higher ongoing fees, reduced bullion security and safeguards, increased potential future tax liability and materially reduced or eliminated voting and governance rights. In return, the Sprott Offer provides no meaningful premium and uncertain value based on a future exchange ratio.”

The Board recommends that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, Dentons Canada LLP is acting as legal counsel to GoldTrust and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 8, 2015, the units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which will contain the Circular), which will be filed as soon as practicable today with the Securities and Exchange Commission (“SEC”).  Unitholders are urged to read the Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at the at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

Forward Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United Stated federal securities laws or “forward-looking information” under Canadian securities laws (collectively, "Forward-Looking Statements"), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of the Sprott Offer, not taking any action with respect to the Sprott Offer and not tendering any Units to the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer including tax risks; any potential adoption by GoldTrust of an amended cash redemption feature and any anticipated impact on GoldTrust, Unitholders, the market price for Units and any trading discount to NAV resulting from the adoption of such cash redemption feature; the anticipated timing, mechanics, completion and settlement of the Sprott Offer; the value of the Sprott PHYS units that would be received as consideration under the Sprott Offer; the ability of the Offeror to complete the transactions contemplated by the Sprott Offer; any anticipated results or performance of Sprott PHYS, the Offeror, or any other affiliates of Sprott; any anticipated changes to the market price of Sprott PHYS units or any other securities of Sprott and its affiliates; and any anticipated future prices of gold and the Units.

The Trust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to the Trust's beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, the Trust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.